UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-38797

NOTIFICATION OF LATE FILING

(Check One):

☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☐	Form 10-Q

For Period Ended: December 31, 2021

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

IMAC Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1605 Westgate Circle

Address of Principal Executive Office (Street and Number)

Brentwood, Tennessee 37027

City, State and Zip Code

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below.

The Company requires additional time to review the accounting treatment of the non-controlling interest and associated management agreements.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements and procedures and conclusions relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by March 31, 2022, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey S. Ervin, CEO	(844)	266-4622
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMAC Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Jeffrey S. Ervin
Jeffrey S. Ervin
Chief Executive Officer

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